2005/24

POLYMET MINING CORP.	TSX Venture Exchange: POM OTC Bulletin Board: POMGF
2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 Tel: 604-669-4701 /Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE

POLYMET TAKES OWNERSHIP OF MINNESOTA ORE PROCESSING PLANT

Vancouver, Canada, November 15, 2005 – PolyMet Mining Corp. (“Polymet”) (TSX-V: POM; OTCBB: POMGF) announced today that its U.S. subsidiary has completed acquisition of selected parts of the former LTV Steel Mining Company (LTVSMC) ore processing facilities in northeastern Minnesota that were optioned from Cliffs Erie L.L.C., a subsidiary of Cleveland-Cliffs, Inc (NYSE: CLF), as originally announced by news release dated September 14, 2005.

Closing on the asset purchase agreement was completed today by the parties in Minneapolis, Minnesota.

The plant assets now owned by PolyMet include crushing, milling and flotation capacity, complete spare parts, plant site buildings, real estate, tailings impoundments and mine work shops, as well as access to the extensive mining infrastructure near Hoyt Lakes, Minnesota.

“Acquisition of this large complex provides PolyMet with about 80-85 percent of the physical plant assets needed to develop the NorthMet Project. Moreover, this acquisition will save nearly US $200 million in capital development costs,” said William Murray, PolyMet’s president and chief executive officer.

The company currently estimates total capital costs of US $225 - $250 million with a planned start-up of commercial operations within the first half of 2008, Murray said.

At the closing, PolyMet issued to Cliffs Erie L.L.C. 6,200,547 shares in the capital of PolyMet. In accordance with current securities laws, such shares are not transferable for four months. PolyMet retains a first right to buyback or place the shares under the agreement.

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded Canadian mine development company that is developing the NorthMet deposit near Babbitt, Minnesota, one of the world’s largest undeveloped base and precious metals resources. The deposit and plant site are located on the Mesabi Iron Range in northeastern Minnesota. When reactivated, the newly acquired ore processing assets will provide the crushing, milling and flotation front-end for the environmentally friendly hydrometallurgical processing technology the company has selected to produce copper, nickel, cobalt, platinum, palladium and gold.

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POLYMET MINING CORP.

Per: “William Murray”
William Murray, President

For further information, please contact:
PolyMet Mining Corp.
Warren Hudelson, Public Affairs
218-245-3634
whudelson@polymetmining.com

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company’s expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.